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March 26, 2002



U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20548



         RE:      Red Oak Hereford Farms, Inc.
                  Registration Statement on Form SB2
                  (Commission File No. 333-45550)


Dear Ms Kara A. Sandler:


         As provided for in Rule 477, kindly accept this letter as an application for withdrawal of the above-cited registration statement. We are making this request on account of the changed market conditions for the securities contained in the above-cited registration statement. No securities were sold in connection with the proposed offering.

         Any communication regarding this application may be directed to the undersigned.

         Thank you for you assistance.


                                            Very truly yours

                                            /s/ Harley Dillard
                                            -----------------------------
                                            Harley Dillard
                                            Chief Financial Officer